June 20, 2007

VIA EDGAR ONLY

Gopal Dharia

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	TrackPower, Inc.
Your Letter dated June 11, 2007
Item 4.02 Form 8-K filed June 7, 2007
File No.000-28506

Dear Mr. Dharia:

In relation to the responses to the staff’s comment letter of June 11, 2007 relating to the above referenced report, please be advised that:

(a)       TrackPower, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

(b)       the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)       we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

TRACKPOWER, INC.

s/John G. Simmonds

John G. Simmonds,

Chief Executive Officer